02037739

FORM 6-K
SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of April, 2002.

Venture Pacific Development Corporation
(Translation of registrant's name into English)

Suite 1502, 543 Granville Street
Vancouver, B.C. V6C 1X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Venture Pacific Development Corp.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-697-0687
Fax: 604-697-0686

April 3, 2002 TSX Venture Exchange: VPV

Press Release

The Board of Directors is pleased to announce the appointment of Mr. Thomas Pressello as President and CEO of Venture Pacific Development Corporation and the appointment of Ms. Lisa Reynolds as Chairman of Venture Pacific Development Corporation. Mr. David Raffa, a Partner with Catalyst Corporate Finance Lawyers, has been appointed Corporate Secretary. All other officer positions have been eliminated.

The Board of Directors is now comprised of Lisa Reynolds, Thomas Pressello, James Heppell, Dr. Robert Gayton and Nick De Cotiis.

The Company would also like to provide notice that its new office is located at:

1502-543 Granville Street
Vancouver, B.C.
V6C 1X8
Telephone: 604-697-0687
Fax: 604-697-0686

Last, the Company wishes to provide notification that it has cancelled its plan for the private placement which was first announced on January 28, 2002 and re-announced on February 21, 2002.

On behalf of the Board of Directors,

"Thomas Pressello"

Thomas Pressello
President and CEO
Venture Pacific Development Corporation

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VENTURE PACIFIC DEVELOPMENT CORPORATION

By: ______________________________
Thomas Pressello,
President and CEO

Dated: May 14th, 2002